UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Shareholders’ Meeting
2.	Notice of 2025 Annual General Shareholders’ Meeting to be held on April 25, 2025
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 7, 2025

Item 1

To Our Valued Shareholders:

Over the last couple of years, we repeatedly mentioned the resilience of the Arcos Dorados business model. In my opinion, 2024 is the best example of how our geographic, economic and operating diversity allow us to outperform in just about any environment. It is this resilience that allowed us to overcome important macroeconomic headwinds last year to achieve some of our best market share and brand health metrics while generating our highest ever US dollar systemwide sales and consolidated adjusted EBITDA as well as our strongest consolidated adjusted EBITDA margin. All while continuing to have a positive impact on the communities we serve.

Full year systemwide comparable sales grew 1.7 times blended inflation in 2024, excluding Argentina. Higher comparable sales were supported by growth in both average check and guest volumes in all three divisions, demonstrating guests’ favorable response to our value proposition. Average check benefitted from improved product mix, an increase in the number of items per order and prudent pricing adjustments. As of the end of 2024, comparable guest counts had risen for the fourth consecutive year, providing future strategic flexibility.

Adjusted EBITDA for the full year reached $500 million for the first time in Arcos Dorados’ history. This is a notable achievement given the challenging macroeconomic environment we faced, especially in the second half of the year, when two of the most important currencies in our footprint, the Brazilian real and Mexican peso, depreciated strongly. Not to mention the material reduction in US dollar EBITDA generated in Argentina due to that country’s ongoing economic correction. We are very proud to have reached this important milestone.

Full year EBITDA margin of 11.2% also set a new, all-time high for Arcos Dorados. Food and paper costs were flat or lower as a percentage of sales in all three divisions thanks to sophisticated revenue management tools and a highly localized supply chain built on strong supplier relationships. Additionally, we generated operating efficiencies throughout the business and benefitted from some payroll tax recoveries in Brazil.

Total general and administrative expenses, including corporate expenses, were also lower compared with 2023 as a percentage of revenue. We benefitted from the natural hedge created by keeping most of our corporate finance and ADvance (digital factory) teams based in Argentina.

Our Recipe for the Future environmental, social and governance platform, remains an important guiding framework for our way of doing business. We are committed to generating opportunities for young people, doing our part to mitigate climate change, procuring from sustainable sources, promoting a circular economy, supporting families in our region, and applying the principles of diversity & inclusion to strengthen our company. Arcos Dorados’ Social Impact and Sustainable Development Report for 2024, which we will publish in the coming weeks, remains the global restaurant industry’s only ESG report containing audited content. We are proud of our progress last year and excited about the positive impact we plan to make in the future.

The disciplined execution of our Four D’s Strategy of Digital, Delivery, Drive-thru and Development, leveraged our structural competitive advantages and helped us capture significantly more market share than our nearest competitors across the region. We built on the successes of the last several years, with even stronger results in 2024.

Full year Digital sales grew 18% in US dollars versus 2023, made up of Mobile App, Delivery and Self-order Kiosks sales, which accounted for 58% of systemwide sales in 2024. Notably, Mobile App sales were up 25%, including a growing contribution from the Loyalty Program. Delivery sales continued to surpass expectations, rising 17% in US dollars last year, while remaining the most popular delivery service in the Latin American quick service restaurant (QSR) industry. Delivery and Drive-thru, together, contributed about 44% of total sales last year, even with in-restaurant sales at or above pre-pandemic levels.

The industry has permanently changed since 2020, and Arcos Dorados has positioned the McDonald’s brand to provide QSR customers the most complete experience and best value in Latin America and the Caribbean. This includes the fourth “D” in our Strategy, Development. We opened 85 Experience of the Future, or EOTF, restaurants in 2024, including 79 new free-standing locations. We operate the most modernized restaurant portfolio in the region, with EOTF restaurants making up 67% of the total footprint at year-end 2024. Importantly, we are working to reach at least 90% EOTF penetration by year-end 2027.

We are also operating from a position of strength in Latin America, with significant market share leadership and an industry-benchmark Digital platform. As we roll-out more features in our Mobile App and implement our successful Loyalty Program to all markets in 2025, we believe we have just begun to scratch the surface in our ability to drive guest frequency and lifetime value.

This gives us the strategic flexibility to adapt to all kinds of operating conditions and changing consumer preferences. McDonald’s in Latin America and the Caribbean offers an unmatched array of restaurant formats, sales channels, menu options and service models. All of which can be managed and adjusted to optimize sales growth and profitability, consistently over time.

Our long-term, supportive partnership with McDonald’s is an important competitive strength. We share a vision for the future of the Brand in Latin America and the Caribbean, and we are aligned strategically in terms of how to best realize that vision for at least the next couple of decades.

At Arcos Dorados, we truly believe in making every day an opportunity to feed people and build dreams by bringing out the best of our three-legged stool: company, franchisees and suppliers. Now, more than ever, we are demonstrating our ability to succeed in any environment, and we look forward to delivering on this promise for many years to come.

Thank you for your continued support of Arcos Dorados.

Sincerely,

Marcelo Rabach
Chief Executive Officer

Item 2

NOTICE OF 2025 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 13, 2025, the Shareholders are invited to the 2025 Annual General Shareholders’ Meeting to be held on April 25, 2025, at 5:00 p.m. (Curaçao Local Time) at the Kura Hulanda Conference Center, Klipstraat 8, Willemstad, Curaçao to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2024, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2024. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2025. (Proposal 2)

4.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2028. (Proposal 3)

a.	Mrs. Annette Franqui

b.	Mrs. Cristina Palmaka

c.	Mr. Carlos Hernandez-Artigas and,

d.	Mr. Marcelo Rabach

Each of Mrs. Franqui, Mrs. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of each one of them are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company's March 13, 2025 notice, the Board of Directors has fixed the close of business on March 31, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 4:00 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 2:00 pm (EST) on April 25, 2025. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 4, 2025 to April 24, 2025 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Ms. Victoria Bellocq (email: Victoria.bellocq@ar.mcd.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from April 4, 2025 to April 24, 2025 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

______________________________

Woods Staton

Executive Chairman of the Board of Directors

Dated: March 31, 2025

BIOGRAPHIES OF PROPOSED CLASS II DIRECTORS

Mrs. ANNETTE FRANQUI

Mrs. Annette Franqui has been a member of our board of directors since 2007. She is the Chair of the Finance Committee and is also a member of the Compensation and Nomination Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui has significant experience serving on public boards as well as a finance executive in the region. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamerican Beverages Inc. (NYSE: PB) in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital, a business and investment advisory firm formed in 2003 to service the original Latin American founding families of Panamerican Beverages Inc. Mrs. Franqui also serves on the boards of directors of Affiliated Managers Group, Inc. (NYSE: AMG), where she is a member of the Audit Committee, and OFG Bancorp (NYSE: OFG), where she is a member of both the Compensation Committee and the Corporate Governance and Nominating Committee. She also served on the board of directors of the not-for-profit AARP, from 2014 to 2023, serving as Chair during her last three years.

Mrs. CRISTINA PALMAKA

Mrs. Cristina Palmaka has been an independent member of our board of directors since November 12, 2019. Mrs. Palmaka has been the President of SAP Latin America since August 2020, following 7 years as President of SAP Brazil. Mrs. Palmaka also sits on the board of directors of C&A and Eurofarma. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.

Mr. CARLOS HERNANDEZ-ARTIGAS

Mr. Carlos Hernández-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. Mr. Hernandez is an independent board member. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member, Chairman of the Corporate Governance and Compensation Committee of MAC Hospitales in Mexico.

Mr. MARCELO RABACH

Mr. Marcelo Rabach, has been our Chief Executive Officer since July 2019. Prior to his appointment as CEO, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He was the Chief Operating Officer in Venezuela from 2005 until 2008. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. Mr. Rabach graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002 and earn an MBA from the IAE Business School.

Item 3

ARCOS DORADOS HOLDINGS INC. RIO NEGRO 1338, FIRST FLOOR MONTEVIDEO, URUGUAY, 11100 SCAN TO VIEW MATERIALS & VOTE w VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 24, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 24, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SHAREHOLDER MEETING REGISTRATION To vote and/or attend the meeting, go to "Attend a Meeting" link at www.proxyvote.com TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V68221-P31351 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY ARCOS DORADOS HOLDINGS INC. 3. Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2028. The Board of Directors recommends you vote FOR the following: 01) Mrs. Annette Franqui 02) Mrs. Cristina Palmaka 03) Mr. Carlos Hernandez-Artigas 04) Mr. Marcelo Rabach Nominees: Each of Mrs. Franqui, Mrs. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of Mrs. Franqui, Mrs. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach are enclosed. For All Withhold All For All Except To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2024, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2024. 2. Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ending December 31, 2025. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Annual General Meeting and Shareholder Letter are available at www.proxyvote.com. V68222-P31351 ARCOS DORADOS HOLDINGS INC. Annual General Meeting of Shareholders April 25, 2025 5:00 PM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 5:00 PM, (Curaçao Local Time) on April 25, 2025, at Kura Hulanda Conference Center, Klipstraat 8, Willemstad, Curaçao and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side